525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax
Howard S. Lanznar
howard.lanznar@kattenlaw.com
312.902.5696 direct
312.577.8798 fax
May 2, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Duc Dang

Re:	Diamond Resorts Corporation Registration Statement on Form S-4 Filed March 11, 2011 File No. 333–172772
Dear Mr. Dang:
     On behalf of our client, Diamond Resorts Corporation (the “Company”), set forth below are responses to your letter of comment dated April 7, 2011 (the “Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”).
     Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on March 11, 2011. We have the following responses to the Staff’s comments:

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM
LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP
A limited liability partnership including professional corporations

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

General
1.	We note that you are registering the new 12% Senior Secured Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC-No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: The Company has submitted herewith a supplemental letter stating that the Company is registering the exchange notes to be issued in the exchange offer in reliance on the Staff’s position contained in the no-action letters referenced above, and making the representations required by such no-action letters.

2.	Portions of your summary are repeated verbatim in the Business section of the prospectus. We note the disclosure under the headings “Company Overview,” “Industry Overview,” and “Competitive Strengths.” The summary should not merely repeat the text of the prospectus but should highlight the most important features of the offering. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

Response: The Company has revised the referenced disclosure in the “Prospectus Summary” section beginning on page 1 of the Amendment to further summarize information relating to the Company and the offering.

3.	Please provide us with support for all quantitative and qualitative statements used in the registration statement. We note on pages 1 and 2 without limitation, the following examples:
•	“We are one of the world’s largest companies in the vacation ownership industry.”

•	“For many vacationers, particularly those with families, the amount of space provided in a hotel or motel room, relative to its cost, is not economical.”

•	A significant number of hospitality management service providers have experienced economic distress since the start of the economic downturn in 2008.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

•	“Unlike us, most third-party resort management companies do not have the expertise and infrastructure to manage the sales and marketing of VOIs and service portfolios of consumer loans.”

•	“Compared to the average U.S. household, our members are two times more likely to have incomes of at least $100,000 and three times more likely to have a net worth of at least $2 million.”

•	We were one of the first major vacation ownership companies to institute credit underwriting...”
Clearly mark the specific language in the supporting materials that supports each statement. We note that you provide information based on data and reports compiled by industry analysts, including information culled from ARDA. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering and also furnish marked copies of the studies for our review.
Response: Attached as Exhibit A is a schedule of quantitative and qualitative statements used in the Registration Statement (including the examples noted in the Staff’s comment letter) which identifies the source materials supporting each such statement. Also supplementally provided as part of Exhibit A are the relevant source materials. Please be advised that none of the source materials were specifically prepared for the Company in connection with this offering. As you will note, the statements cited in the second, fourth and sixth bullets of this comment have been revised in Amendment No. 1.
4.	Please note that if you must include technical terms in the body of your prospectus that are understood only by industry experts, you must explain these terms in clear, plain language. For example only, please provide a better explanation for VOIs, vertically integrated consumer finance servicing operations, single fixed or floating week product, conduit financing, and HOAs. Please also ensure that you place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. Refer to Rule 421(d)(2)(ii) of Regulation C. In addition, please do not use technical terms or industry jargon in your explanations.

Response: The Company has included the requested explanatory disclosures in the Amendment.
Cover Page of Prospectus
5.	Please confirm supplementally that the offer will be open for at least 20 full business days. Refer to Rules 14e-1(a) and 14d-1(g)(3) of the Exchange Act.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Response: The Company confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rules 14e-1(a) and 14d-1(g)(3) of the Exchange Act.

6.	Please ensure that your cover page does not exceed one page is length as required by Item 501(b) or Regulation S-K.

Response: The Company confirms that the cover page of the prospectus will be limited to one page in length in accordance with Item 501(b) of Regulation S-K.

7.	Please highlight the cross reference to your risk factors section by prominent type or some other manner. See Item 501(a)(5) of Regulation S-K.

Response: The Company has modified the cross-reference to the risk factors section on the cover of the prospectus to be more prominent as required by Item 501(b)(5) of Regulation S-K by using bold styling and all capital letters.
Industry and Market Data; page iv
8.	Refer to the penultimate sentence in this paragraph and the statement that you cannot assure investors of the accuracy or completeness of the industry publications used in the prospectus. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Response: The penultimate sentence in the paragraph entitled “Industry and Market Data” on page iv of the Amendment has been revised to remove the disclaimer that the Company cannot assure investors of the accuracy or completeness of the industry publications used in the prospectus.
Risk Factors, page 17
General
9.	We note your statement in the introductory paragraph that the risks in this section “are not the only risks facing” you and that there are “additional risks and uncertainties” that may adversely affect your business. Please be advised that you must address all currently material risks known to you. Please revise your

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

disclosure to remove any implications that your risk factor disclosure is not materially complete, including the noted qualifications.

Response: The Company has revised the statement in the introductory paragraph of Risk Factors on page 17 to remove any implications that the risk factor disclosure is not materially complete.
Risks Related to Our Business, page 17
10.	Please include a risk factor discussing the company’s net losses for each of the past three fiscal years.

Response: The Company has included the requested additional risk factor on page 18 of the Amendment.
If we fail to maintain proper and effective internal controls..., page 27
11.	The risk related to costs incurred in complying with internal control over financial reporting guidelines is a generic risk applicable to any public company. Please revise this risk factor so that it speaks to a discrete risk or consider removing it.

Response: The Company believes that the costs and risks associated with the requirement that it become compliant with SEC requirements regarding internal controls over financial reporting are particularly relevant under the circumstances of the exchange offer. Unlike public companies engaged in an exchange offer, the Company has not previously been subject to these requirements and has been required to expend considerable time and resources to develop a system of internal controls. Among other things, the Company has increased its accounting and finance staff, and management has been required to devote a significant amount of attention to the development of new controls and procedures surrounding its financial reporting process. In light of these facts, and the possibility that these newly-developed internal controls may not be sufficient and may need to be enhanced in the future, the Company believes that the inclusion of this risk factor in the Amendment is appropriate. The Company has revised this risk factor on page 27 of the Amendment to better describe the risks facing the Company.
Selected Consolidated Financial and Operating Data, page 40
12.	Explain to us how you determined it would be appropriate to include unaudited financial information in your selected financial and operating data.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Response: As indicated in the introduction to “Selected Consolidated Financial and Operating Data” on page 40 of the Amendment, the Company acquired Sunterra Corporation on April 27, 2007. At the time of the acquisition, audited financial statements of Sunterra Corporation were not available and the Company’s independent auditors have not subsequently audited the financial information for Sunterra Corporation covering periods prior to April 27, 2007. Although the pre-Sunterra Corporation acquisition financial information has not been audited, the Company believes that the inclusion of five fiscal years of financial information, in accordance with Item 301 of Regulation S-K, will enhance an investor’s ability to evaluate trends in the Company’s financial condition and results of operations. The Company has included disclosure in the introduction of this section to call investors’ attention to the fact that certain of the financial information included therein is unaudited.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Optimization of Operations, page 42
13.	Please quantify the elimination of certain sales incentives discussed in this section and explain with greater specificity how this change impacts your operating expenses.

Response: The Company has included the requested disclosure on pages 42, 51, 56, 57, 58 and 66 of the Amendment.
Key Revenue and Expense Items, page 45
14.	Please provide additional details regarding the management fees and operating expenses payable by owners through their accounts or through collection efforts made by HOAs and clarify whether the VOI purchasers are directly responsible for such expenses. Also, please discuss all material expenses associated with your operation of the club, the frequency of sales incentives, and general loan portfolio expenses.

Response: The Company has included the requested disclosure on pages 45 and 47 of the Amendment.

15.	We note that you determine VOI revenues, in part, by carving out a provision for uncollected payments. Please revise to briefly explain how you determine “uncollectable vacation interest” revenue. Is this figure purely a function of loan defaults?

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Response: The Company has included the requested disclosure on page 45 of the Amendment.
Presentation of Certain Financial Metrics, page 48
16.	Tell us and revise your filing to explain how you determined that each adjustment recorded to adjusted EBITDA is useful in evaluating the company’s operating performance. Specifically, since you are in the business of selling vacation interests, explain to us why it is appropriate to eliminate the cost of vacation interests in a measure of your operating performance. In addition, please revise your filing to include this information with the reconciliation of adjusted EBITDA to net earnings.

Response: The Company has included the requested disclosure on pages 48 and 49 of the Amendment. Specifically, the Company has included footnote disclosure explaining each of the adjustments. The concept of Adjusted EBITDA, defined with reference to these adjustments, was included in the Company’s first and second lien credit facilities as a key measure of compliance with financial covenants in those facilities. When these facilities were refinanced through the private placement of the notes in August 2010, Adjusted EBITDA reflecting these adjustments was the subject of extensive discussion and was incorporated into the financial covenants governing the notes and the exchange notes. As referenced in the disclosure, several of the adjustments represent non-cash charges, including vacation interest cost of sales (which is determined in accordance with ASC 978), which are commonly utilized adjusted EBITDA calculations. The Company has added disclosure stating that, although vacation interest cost of sales is a non-cash item, the Company may in the future be required to develop or acquire new resort properties to replenish VOI inventory, and that adjusted EBITDA does not reflect any cash requirements for these expenditures.
Revenues, page 51
17.	Please revise to discuss why you believe you experienced a decline in vacation interest transactions, VOI sale prices per transaction, and lower club revenue.

Response: The Company has included the requested disclosure on page 52 of the Amendment.
Liquidity and Capital Resources, page 60
18.	We note your risk factor disclosure about disruptions in the credit markets and unavailability of financing. We also note that you have significant obligations

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

coming due within the next two years. Please revise to discuss your expectations regarding your satisfaction of the noted obligations and the impact on your operations if you are unable to renew, extend or refinance such obligations. Please also revise your disclosure under the Future Capital Requirements subheading on page 64 to specifically discuss financing sources for the next 12 months in light of your repayment obligations.

Response: The Company has included the requested disclosure on page 64 of the Amendment.
Our Resort Network, page 74
19.	Explain in greater detail how the network functions, including more detailed descriptions you have in place for in-network resorts. We note your discussion under the operational subheading later in the Business section regarding ownership of resort common areas by various HOAs. To provide investors with a better understanding of how your business is structured, clarify, in this section and elsewhere in the prospectus, whether you hold any actual ownership interest in the real property listed in this section and also explain the collateral underlying your conduit and other loan facilities. Please also discuss the distinctions between “branded” versus “affiliated” resorts and also explain whether VOI interests only entitle purchasers to usage via the trust arrangement, or if they acquire ownership interests in the underlying real estate because the trusts actually hold legal title to the resort properties.

Response: The Company has included the requested additional disclosure relating to how the Company’s network functions on pages 74 and 85 of the Amendment. Other than unsold intervals which the Company maintains in inventory, various common areas and amenities at certain resorts and a small number of units in European resorts, the Company does not hold legal title to the resort properties in its resort network, and the Company has included such clarification on page 74 of the Amendment. The Company has included the requested disclosure relating to the collateral underlying the Company’s conduit and other loan facilities on page 90 of the Amendment. The Company has included the requested disclosure relating to the distinctions between “branded” and “affiliated” resorts on page 74 of the Amendment. Finally, purchasers of points do not acquire a direct ownership interest in the resort properties in the Company’s network; rather, such purchasers of points acquire an interest in one of the Company’s five Collections, which hold legal title to the Company’s resort properties, and the Company has included additional disclosure relating to the foregoing on page 74 of the Amendment.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Our Flexible Points-Based Vacation Ownership System and THE Club, page 85
20.	Revise to briefly discuss conditions or limitations, if any, to points usage.

Response: The Company has included the requested disclosure on page 85 of the Amendment.
Interval Ownership, page 87
21.	Explain how many of your properties are currently subject to interval ownership and discuss in greater detail how you reconcile these ownership interests to VOI interests held by members of the Club for purposes of apportioning maintenance fees.

Response: The Company does not believe that the concept of “properties subject to interval ownership” is relevant to an understanding of how its VOI operations function. An interval owner has the right to stay only at the specific resort from which the interval owner has purchased the interval; however, many of the Company’s interval owners are also members of THE Club and thereby are entitled to stay at any resort in the Company’s resort network. The amount of an interval owner’s annual maintenance fees and special assessments is determined on a pro rata basis consistent with such person’s ownership interest in the resort. For purposes of this allocation, each of the Collections is assessed annual maintenance fees and special assessments based on the intervals held by such Collection. The Company has included the requested disclosure relating to the foregoing on page 87 of the Amendment.
Recovery of VOIs, page 87
22.	Please revise your disclosure in this section and elsewhere in the filing to discuss whether defaults by purchasers of your VOI interests will trigger any defaults under covenants and other provisions in your conduit loan facilities and discuss the impact this may have, if any, on the payment of the principal and interest on the exchange notes.

Response: The Company has included the requested disclosure on page 87 of the Amendment.

23.	We note your reference to “delinquent properties” in explaining the inventory recovery process. Considering that your purchasers acquire VOI interests under your business model, please revise to explain what this means. Also, explain whether you commence the recovery process with respect to failure to pay special

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

assessments in the same manner as you do with respect to general payments on VOI interests.

Response: The Company has included the requested disclosure on page 87 of the Amendment. The Company has deleted the term “delinquent properties” and replaced it with a clearer explanation of inventory subject to recovery.

24.	Please also revise to discuss default rates on your VOI purchases and explain whether your liens permit you to maintain your first priority secured status on remarketed interests.

Response: The Company has included the requested disclosure on page 87 of the Amendment.
The Exchange Offer
Expiration Date, Extensions and Amendments, page 109
25.	We note your disclosure in this section that you reserve the right, in your sole discretion, to delay accepting any outstanding original notes. Please confirm that any such delay will be consistent with Rule 14e-1(c).

Response: The Company confirms that any delay in accepting outstanding notes for exchange will be consistent with Rule 14e-1(c).

26.	We note that you may provide oral notice of any delay, extension or termination. Please explain how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: The Company has revised the statements on pages 109 and 110 of the Amendment to provide that the notice of any delay, extension or termination shall be by press release or other public announcement, as required by Rule 14e-1(d).
Conditions to the Exchange Offer, page 109
27.	We note that you may waive conditions prior to the expiration date. Please note that any condition waiver must be expressly announced in a matter reasonably calculated to inform security holders. Also, please clarify that any waiver would be applied equally to all holders of your current notes.

Response: The Company confirms that it will provide notice of a waiver of any of the conditions to the exchange, and that it will ensure that at least five business days remain

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

in the offer period after any such notice is provided. The Company has also included a statement on page 110 of the Amendment that any waiver of the conditions shall apply equally to the holders of the outstanding notes.
Description of Exchange Notes
Collateral
Description of Collateral, page 120
28.	Revise to discuss the effect of Permitted Collateral Liens here so that investors can appreciate the nature of subordination as well as other future debts that may be placed in a superior priority position.

Response: The Company has included the requested additional disclosure on page 121 of the Amendment.
Plan of Distribution, page 179
29.	Please revise to disclose that broker-dealers who acquired restricted notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the exchange notes and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. In addition, please disclose that such broker-dealers cannot use the exchange offer prospectus in connection with resales of the exchange notes.

Response: The Company has included the requested additional disclosure on page 179 of the Amendment.
Financial Statements
Notes to Consolidated Financial Statements
Basis of Presentation, page F-10
30.	We note your disclosure that you intend to purchase Tempus Resorts International, LTD. Tell us whether this acquisition would be considered significant under Rule 3-05 of Regulation S-X.

Response: The Company has determined that the Tempus acquisition described in the notes to the consolidated financial statements in the Amendment would be significant

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

under Rule 3-05 of Regulation S-X, and has concluded that the financial statement requirements of Rule 3-05(b)(2)(ii) will apply to such acquisition. In accordance with Rule 3-05(b)(4)(ii) of Regulation S-X, the Company intends to file a Current Report on Form 8-K including such financial statements no later than 75 days after consummation of the acquisition.
Note 2 – Summary of Significant Accounting Policies
Unsold Vacation Interest Net, page F-16
31.	We note your disclosure that you capitalize certain soft construction costs and other carrying costs. Explain to us what soft costs or “other” carrying costs have been capitalized as part of unsold vacations interests, net and explain to us how these costs meet the criteria of ASC 978-340-25 to be capitalized.

Response: In accordance with ASC 970-340, soft construction costs, consisting of architectural and engineering costs, and “other” carrying costs, including interest and real estate taxes, that are clearly associated with the acquisition, development, and construction of a real estate project are capitalized as a cost of that project. These are costs directly related to obtaining VOI inventory and not related to our sale of VOIs. In accordance with ASC 978-340-25, the selling, marketing and administrative costs associated with any sale, whether the original sale or subsequent resale of recovered inventory, are expensed as incurred.
Note 3 – Concentrations of Risk
32.	We note your disclosure that if a buyer of Vacation Interest defaults, the Company generally must attempt to resell it by exercise of a power of sale, and that the associated marketing, selling, and administrative costs from the original sale are not recovered and must be incurred again to effect a new sale. Please tell us whether these costs are expensed or capitalized as part of the Unsold Vacation Interest.

Response: In accordance with ASC 978-340-25, sales, marketing and administrative costs associated with any sale, whether the original sale, or subsequent resale of recovered inventory, are expensed as incurred, with the exception of model units that are capitalized as unsold Vacation Interests and will remain in inventory until the units are sold.
Note 9 – Unsold Vacation Interests, Net
33.	Please explain to us how you have met the disclosure requirements of ASC 978-330-35-1 and ASC 250-10-50-4.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Response: The Company has revised the disclosures on page F-16 of the Amendment to conform its discussion of Unsold Vacation Interests, Net to the disclosure requirements of ASC 978-330-35-1 and ASC 250-10-50-4.
Note 14 – Deferred Revenues
Deferred revenue from an exchange company, page F-36
34.	Please provide us with more detail regarding the agreements entered into with an exchange company. In your response explain to us the service being provided by the company and tell us how you determined it would be appropriate to amortize the $5 million fee received over a period of 10 years.

Response: We entered into several agreements with an exchange company that provide us with call center services and exchange services. Upon execution of the 10-year agreements, the exchange company paid us $5 million in consideration for the exclusive right to provide those services to us. In accordance with ASC 605-50-25-10, we are recognizing the $5 million over the term of the agreements as a reduction of the costs incurred for the services provided by the exchange company. The Company has revised the disclosure on page F-36 of the Amendment to clarify the accounting treatment of this transaction.
Note 17 – Commitments and Contingencies
Litigation and Other, page F-40
35.	We note your disclosure that a consolidated subsidiary of the company, FLRX, Inc, has had a judgment rendered against it for $30 million. Explain to us in more detail how you determined it would be appropriate to only accrue $1.7 million of the judgment.

Response: Pursuant to Accounting Standards Codification Topic 450 (formerly Statement of Financial Accounting Standards No. 5), the Company accrued a loss contingency in the amount of $1.7 million with respect to the FLRX litigation discussed in Note 17 -Commitments and Contingencies to the Company’s consolidated financial statements. In making this determination, the Company concluded that a contingent loss of that amount was probable as of December 31, 2010. While FLRX and its subsidiaries are consolidated for financial reporting purposes, they are separate legal entities. Neither the Company nor any of its other subsidiaries are party to this lawsuit. Neither the Company nor any of its other subsidiaries has guaranteed or is liable for the debts or other obligations of FLRX, and neither the Company nor any of its other subsidiaries is obligated to make any further investment in, or advance to, FLRX. Any future liability stemming from the lawsuit would be the ultimate liability of FLRX. Furthermore, depending upon future

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

developments in the lawsuit, it is possible that FLRX may at some point determine to file for protection under the Federal Bankruptcy Code. Accordingly, the Company has determined that the probable estimated loss associated with this litigation would equal the value of the net assets held by FLRX, and the accrued contingent liability of $1.7 million as of December 31, 2010 represents the write-down of FLRX’s investment in subsidiaries to zero.

36.	With your respect to your ongoing litigation related to the Mansilla Companies, explain to us whether the properties you intend to acquire through adverse possession have been reflected as assets on the consolidated balance sheets.

Response: The property has not been reflected as an asset on the consolidated balance sheets. In 2005, the Company recorded the remaining balance of the purchase price as a legal expense and accrued liability due to the uncertainty of the outcome. The accrued liability balance of $0.9 million and $1.0 million is included in the accompanying consolidated balance sheets as of December 31, 2010 and December 31, 2009, respectively. The Company has included additional disclosure relating to the foregoing on page F-42 of the Amendment.

37.	We note for several of the loss contingencies listed in this footnote, you have not disclosed a estimated loss or range of loss. Explain to us how you have met the disclosure requirements of ASC 450-20-50. Specifically, tell us, and revise your disclosure to discuss, whether there is at least a reasonable possibility that a loss has been incurred in these matters. To the extent you determine that there is a reasonable possibility that a loss has been incurred, explain to us why no loss or range of loss has been disclosed. To the extent you determine that there is not a reasonable possibility that a loss has been incurred, explain to us in sufficient detail how you have arrived at that conclusion.

Response: As described in the response to Comment 35, the Company has determined that a loss of $1.7 million with respect to the FLRX litigation is probable and has disclosed such estimated loss contingency in Note 17. The Company has determined that a loss with respect to the St. Maarten/AKGI litigation is remote because one case has been dismissed as to all counts and the plaintiffs’ claims in the other case have been dismissed on all counts in the lower court. With respect to the Mansilla litigation, the Company has determined that a loss is reasonably possible and has disclosed an accrued contingent liability of $0.9 million with respect to such matter as of December 31, 2010.

Mr. Duc Dang
Securities and Exchange Commission
May 2, 2011

Item 21. Exhibits and Financial Statement Schedules, page II-11
38.	Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have comments.

Response: The Company has filed the legal opinions of Katten Muchin Rosenman LLP, Ballard Spahr LLP, Holland & Knight LLP, Imanaka Kudo & Fujimoto, and Summers Compton Wells PC as Exhibits 5.1 through 5.5 of the Amendment.
     Please note that the Company has made a correction to note 22 to its consolidated financial statements in the Amendment to include an additional unrestricted subsidiary. There has been no change in the consolidated financial data, but, rather, a change in the allocation between and the restricted subsidiaries and the unrestricted subsidiaries.
     We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5696. Thank you for your prompt attention to this matter.
Very truly yours,
/s/ Howard S. Lanznar
Howard S. Lanznar
Enclosures

cc:	Mr. David F. Palmer, President and Chief Financial Officer Ms. Elizabeth Brennan, Executive Vice President and General Counsel Ms. Lisa M. Gann, Chief Accounting Officer

Exhibit A
SUPPORT FOR QUANTITATIVE AND QUALITATIVE DISCLOSURES
In response to Comment #3, below is a schedule of quantitative and qualitative statements used in the Amendment No. 1 to the Registration Statement on Form S-4 filed by Diamond Resorts Corporation on May 2, 2011 (File No. 333-172772), which identifies the source document supporting each such statement.

Page No. in
Amendment
	No. 1 to		Supporting
Statement in Amendment No. 1 to Form S-4	Form S-4	Source	Document
For many vacationers, particularly those with families, the amount of space provided in a hotel or motel room, relative to its cost, is not as economical.	3, 69	Diamond Resorts International Vacation Ownership/Hotel Lodging Comparison	See Exhibit 1

Notwithstanding the recent downturn, we expect our industry to grow over the long term due to more positive consumer attitudes and the low penetration of vacation ownership in North America.	4, 70	2010 ARDA Study, “State of the Vacation Timeshare Industry”	See Exhibit 2

A significant number of hospitality management service providers have experienced economic distress since the start of the economic downturn in 2008.	70	2009-2010 News Articles from Las Vegas Sun, TransferMyTimeshareToday.com, Yahoo! Finance, Orlando Business Journal	See Exhibit 3

Since the economic downturn began in 2008, traditional lenders have significantly curtailed the availability of credit ...	6, 71, 72	Wall Street Journal Article and Press Release from Textron Financial Corporation	See Exhibit 4

We are one of the world’s largest companies in the vacation ownership industry ...	1, 42, 69	Wyndham Worldwide	See Exhibit 5

According to ARDA as of December 31, 2009, the U.S. vacation ownership community was comprised of approximately 1,548 resorts, representing approximately 170,200 units and an estimated 7.2 million vacation ownership week equivalents.
	4, 69	2010 ARDA Study, “State of the Vacation Timeshare Industry”	See Exhibit 6

ARDA reported aggregate VOI sales in 2009 in the United States of $6.3 billion, reflecting a decline of $3.4 billion, or 35%, from 2008.	17, 69	2010 ARDA Study, “State of the Vacation Timeshare Industry”	See Exhibit 7

A-1

	Page No. in
	Amendment
Statement in Amendment No. 1 to Form	No. 1 to		Supporting
S-4	Form S-4	Source	Document
ARDA’s reported aggregate VOI sales in 2008 of $9.7 billion reflected a decline of $0.9 billion, or 8.5%, from 2007.	17, 69	2010 ARDA Study, “State of the Vacation Timeshare Industry”	See Exhibit 7

According to ARDA’s 2010 Market Sizing Survey conducted in January 2010, less than 8% of U.S. households own a VOI.	4, 70	2010 ARDA Study, “State of the Vacation Timeshare Industry”	See Exhibit 2

Over the past three years, we have enhanced our overall member experience by improving our reservation process and customer communication program . . . We believe that these improvements . . . have led to higher customer satisfaction levels.
	5, 71-72	Cyclops Comment Cards	See Exhibit 8

A majority of our customers are baby boomers, between 46 and 65 years old.	74	2009 Diamond Resorts Owner Data Portrait Analysis, “Summary of Key Findings”	See Exhibit 9

According to ThirdAge Inc., an online media company, U.S. baby boomers spend approximately $500 million on vacations per year and account for approximately 80% of all annual leisure travel in the United States.	74	Thirdage.com, “2010 About Us” section	See Exhibit 10

Compared to the average U.S. household, our members are two times more likely to have incomes of at least $100,000 and approximately three times more likely to have a net worth of at least $2 million.	74	2009 Diamond Resorts Owner Data Portrait Analysis, “Summary of Key Findings”	See Exhibit 11